

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 12, 2016

Via E-mail
Matthew T. Murphy
Chief Financial Officer and Treasurer
DCT Industrial Trust Inc.
DCT Industrial Operating Partnership LP
518 17th Street, Suite 800
Denver, Colorado 80202

> **Re: DCT Industrial Trust Inc**
> **DCT Industrial Operating Partnership LP**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 001-33201**
> **File No. 333-195185**

Dear Mr. Murphy:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Shannon Sobotka

     Shannon Sobotka
     Staff Accountant
     Office of Real Estate and
     Commodities